Cheston J. Larson	12636 High Bluff Drive, Suite 400
Direct Dial: 858.523.5435	San Diego, California 92130-2071
cheston.larson@lw.com	Tel: +1.858.523.5400 Fax: +1.858.523.5450
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Re:	Santarus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Schedule 14A filed April 24, 2009 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 File Number: 0-50651
Dear Mr. Rosenberg:
On behalf of our client, Santarus, Inc. (the “Company”), we hereby submit the Company’s responses to the Staff’s comment letter dated August 20, 2009. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.
The Company acknowledges the following in regards to its filings:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2008
Notes to Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition
Product Sales, Net, page F-11
1.	You disclose that you are obligated to accept the return of products that are within six months of their expiration date or up to 12 months beyond their expiration date, and you authorize returns for damaged products and exchanges for expired products. Please quantify the amount of product exchanges for each year presented, and tell us how you account for your estimate of returns and exchanges at the time of the product sale, and how you account for them when they are actually returned and you make the exchange.

September 22, 2009

Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It may also be helpful to provide us an example showing the journal entries made. Revise your disclosure as appropriate to discuss product exchanges, or tell us why no revisions are required.
     Santarus response:
     The Company respectfully acknowledges the Staff’s comment. The Company’s previous disclosure indicated that “the Company authorizes returns for damaged products and exchanges for expired products in accordance with its return goods policy”. In this disclosure, the Company was using the terms “returns” and “exchanges” interchangeably. For clarification, the Company issues credit to the customer for expired or damaged returned product as reported in Schedule II — Valuation and Qualifying Accounts included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The Company rarely exchanges product from inventory for returned product, and the value of total product exchanges to date has been immaterial. Further clarification of the Company’s accounting treatment with regard to product returns follows.
     The Company respectfully submits that it recognizes revenue from product sales in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, and Statement of Financial Accounting Standard (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists. Among its criteria for revenue recognition from sale transactions where a buyer has a right of return, SFAS No. 48 requires the amount of future returns to be reasonably estimable. The Company is obligated to accept from customers products that are returned within six months of their expiration date or up to 12 months beyond their expiration date. The Company authorizes returns for expired or damaged products in accordance with its return goods policy and procedures. The Company issues credit to the customer for expired or damaged returned product. At the time of sale, the Company records its estimates for product returns as a reduction to revenue at full sales value with a corresponding increase in the allowance for product returns liability. Actual returns are recorded as a reduction to the allowance for product returns liability at sales value with a corresponding decrease in accounts receivable for credit issued to the customer.
     In order to provide a basis for estimating future product returns on sales to its customers at the time title transfers, the Company has been tracking its Zegerid products return history by individual production batches from the time of its first commercial product launch of Zegerid Powder for Oral Suspension 20 mg in late 2004, taking into consideration product expiration dating and estimated inventory levels in the distribution channel. The Company recognizes product sales at the time title passes to its customers and provides for an estimate of future product returns at that time based upon these historical product returns trends and an analysis of product expiration dating and inventory levels in the distribution channel.
     In future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, the Company will provide additional disclosure related to product returns in Notes to Financial Statements — Organization and Summary of Significant Accounting Policies. Set forth below is an example of the proposed future disclosure as compared to disclosure from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (with additions shown in bold text and with deletions shown in ~~strikethrough~~ text).

September 22, 2009

     “Revenue Recognition
     The Company follows Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, and recognizes revenue when there is persuasive evidence that an arrangement exists, title has passed, the price is fixed or determinable, and collectibility is reasonably assured.
     Product Sales, Net. The Company received approval from the U.S. Food and Drug Administration (“FDA”) to market Zegerid Capsules in 2006 for the treatment of heartburn and other symptoms associated with gastroesophageal reflux disease (“GERD”), treatment and maintenance of healing of erosive esophagitis and treatment of duodenal and gastric ulcers. The Company received approval from the FDA to market Zegerid Powder for Oral Suspension for these same indications in 2004. In addition, Zegerid Powder for Oral Suspension is approved for the reduction of risk of upper gastrointestinal bleeding in critically ill patients, and is currently the only proton pump inhibitor (“PPI”) product approved for this indication. The Company commercially launched Zegerid Capsules in early 2006 and launched Zegerid Powder for Oral Suspension 20 mg in late 2004 and the 40 mg dosage strength in early 2005.
     The Company sells its Zegerid products primarily to pharmaceutical wholesale distributors. The Company is obligated to accept from customers ~~the return of~~ products that are returned within six months of their expiration date or up to 12 months beyond their expiration date. The Company authorizes returns for expired or damaged products ~~and exchanges for expired products~~ in accordance with its return goods policy and procedures~~, and has established allowances for such amounts at the time of sale~~. The Company issues credit to the customer for expired or damaged returned product. The Company rarely exchanges product from inventory for returned product. At the time of sale, the Company records its estimates for product returns as a reduction to revenue at full sales value with a corresponding increase in the allowance for product returns liability. Actual returns are recorded as a reduction to the allowance for product returns liability at sales value with a corresponding decrease in accounts receivable for credit issued to the customer.
     The Company recognizes revenue from product sales in accordance with SAB No. 104 and SFAS No. 48, Revenue Recognition When Right of Return Exists. Among its criteria for revenue recognition from sale transactions where a buyer has a right of return, SFAS No. 48 requires the amount of future returns to be reasonably estimable. The Company recognizes product sales net of estimated allowances for product returns, estimated rebates in connection with contracts relating to managed care, Medicaid, Medicare, and patient coupons, and estimated chargebacks from distributors, wholesaler fees and prompt payment and other discounts.
     The Company establishes allowances for estimated product returns, rebates and chargebacks based primarily on the following qualitative and quantitative factors:
•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of inventory in the distribution channel;

•	estimated remaining shelf life of products;

•	analysis of prescription data gathered by a third-party prescription data provider;

September 22, 2009

•	direct communication with customers;

•	historical product returns, rebates and chargebacks;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by the Company and/or its competitors; and

•	the impact of state and federal regulations.
     In its analyses, the Company utilizes prescription data purchased from a third-party data provider to develop estimates of historical inventory channel pull-through. The Company utilizes a separate analysis which compares historical product shipments less returns to estimated historical prescriptions written. Based on that analysis, the Company develops an estimate of the quantity of product in the distribution channel which may be subject to various product return, rebate and chargeback exposures.
     The Company’s estimates of product returns, rebates and chargebacks require management’s most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. If actual future payments for returns, rebates, chargebacks and other discounts exceed the estimates the Company made at the time of sale, its financial position, results of operations and cash flows would be negatively impacted.
     The Company’s allowance for product returns was $10.3 million as of December 31, 2008 and $5.9 million as of December 31, 2007. In order to provide a basis for estimating future product returns on sales to its customers at the time title transfers, the Company has been tracking its Zegerid products return history by individual production batches from the time of its first commercial product launch of Zegerid Powder for Oral Suspension 20 mg in late 2004, taking into consideration product expiration dating and estimated inventory levels in the distribution channel. The Company recognizes product sales at the time title passes to its customers, and the Company provides for an estimate of future product returns at that time based upon its these historical product returns trends, analysis of product expiration dating and inventory levels in the distribution channel, and the other factors discussed above. There may be a significant time lag between the date the Company determines the estimated allowance and when it receives the product return and issues credit to a customer. Due to this time lag, the Company records adjustments to its estimated allowance over several periods, which can result in a net increase or a net decrease in its operating results in those periods. In 2007, based upon the Company’s review of additional product returns history gathered through the end of 2007 and analysis of product expiration dating and estimated inventory in the distribution channel, the Company increased its estimate for product returns to reflect actual experience accordingly. This change in estimate provided for potential product returns related to sales in prior periods and resulted in an increase to net loss of approximately $1.9 million in 2007.
     The Company’s allowance for rebates, chargebacks and other discounts was $29.3 million as of December 31, 2008 and $21.0 million as of December 31, 2007. These allowances reflect an estimate of the Company’s liability for rebates due to managed care organizations under specific contracts, rebates due to various governmental organizations under Medicaid and Medicare contracts and regulations, chargebacks due to various organizations purchasing the Company’s products through federal contracts and/or group purchasing agreements, and other rebates and customer discounts due in

September 22, 2009

connection with wholesaler fees and prompt payment and other discounts. The Company estimates its liability for rebates and chargebacks at each reporting period based on a combination of the qualitative and quantitative assumptions listed above. In each reporting period, the Company evaluates its outstanding contracts and applies the contractual discounts to the invoiced price of wholesaler shipments recognized. Although the total invoiced price of shipments to wholesalers for the reporting period and the contractual terms are known during the reporting period, the Company projects the ultimate disposition of the sale (e.g. future utilization rates of cash payors, managed care, Medicaid, Medicare or other contracted organizations). This estimate is based on historical trends adjusted for anticipated changes based on specific contractual terms of new agreements with customers, anticipated pricing strategy changes by the Company and/or its competitors and the other qualitative and quantitative factors described above. There may be a significant time lag between the date the Company determines the estimated allowance and when the Company makes the contractual payment or issues credit to a customer. Due to this time lag, the Company records adjustments to its estimated allowance over several periods, which can result in a net increase or a net decrease in its operating results in those periods. To date, actual results have not materially differed from the Company’s estimates.”
4. License Agreements
Glaxo Group Limited, page F-19
2.	Please tell us why you believe that allocation of $2.5 million of the $11.0 million upfront payment to the waived royalty obligations and the remainder to supply Zegerid products to GSK for sale in Puerto Rico and the U.S. Virgin Islands under the distribution agreement is appropriate. Also, tell us how granting GSK certain exclusive rights to commercialize prescription and OTC immediate-release omeprazole products in a number of international markets is considered in your allocation. Further, tell us how you arrived at the 18 month estimated period and why you are using that period to amortize the portion of the upfront payment that you allocated to the Company’s obligation to supply Zegerid products to GSK for sale in Puerto Rico and the U.S. Virgin Islands under the distribution agreement rather than using the contractual term under the agreement. Please reference the authoritative guidance that you relied upon to form your conclusions.
     Santarus response:
     The Company respectfully submits that it recognizes license and royalty revenue consistent with the provisions of SAB No. 104, Revenue Recognition, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company analyzes each element of its licensing agreements to determine the appropriate revenue recognition. The Company recognizes revenue on upfront payments over the period of significant involvement under the related agreements unless the fee is in exchange for products delivered or services rendered that represent the culmination of a separate earnings process and no further performance obligation exists under the contract. Under EITF No. 00-21, revenue arrangements with multiple deliverables are divided into separate units of accounting if (1) the delivered item has standalone value, (2) the vendor has objective and reliable evidence of fair value of the undelivered items(s), and (3) the customer has a general right of return relative to the delivered item and delivery or performance of the undelivered item is probable and substantially within the vendor’s control. All of these criteria must be met in order for a delivered item to be accounted for as a separate unit.

September 22, 2009

     The Company entered into a license agreement with Glaxo Group Limited, an affiliate of GlaxoSmithKline plc (“GSK”), granting GSK certain exclusive rights to commercialize prescription and over-the-counter (“OTC”) immediate-release omeprazole products in a number of international markets and entered into a distribution agreement with GSK to distribute and sell Zegerid brand immediate-release omeprazole prescription products in Puerto Rico and the U.S. Virgin Islands. The license and distribution agreements were executed concurrently on November 30, 2007. GSK is responsible for all development, manufacturing and commercialization activities related to prescription and OTC immediate-release omeprazole products under the license agreement. The license agreement required the Company to make available to GSK within six months of the effective date of the agreement all data and regulatory filings in its control as of the effective date (the “data transfer obligation”). During an 18-month period following the execution of the distribution agreement, the Company was obligated to supply Zegerid products to GSK for sale in Puerto Rico and the U.S. Virgin Islands (the “product supply obligation”), and GSK paid a specified transfer price covering the Company’s fully burdened costs. GSK bears all costs for its activities under the license and distribution agreements.
     The Company reviewed its license agreement and its distribution agreement with GSK in accordance with EITF No. 00-21 and determined that two deliverables should be considered for separation: (1) the data transfer obligation under the license agreement and (2) the product supply obligation under the distribution agreement. The Company has no other significant obligations under the license agreement or the distribution agreement. The Company concluded that the data transfer obligation and the product supply obligation were not separate units of accounting as there was not objective and reliable evidence as to the fair value of each undelivered item.
     Under the license agreement, the Company received a nonrefundable $11.5 million upfront fee and is entitled to receive tiered royalties, subject to reduction in certain circumstances, on net sales of any products sold under the license and distribution agreements. To support GSK’s initial launch costs, the Company contractually agreed to waive the first $2.5 million of aggregate royalties payable under the license and distribution agreements. In determining the amount of consideration to be allocated to the data transfer obligation and product supply obligation, which were determined to be a single unit of accounting, the Company considered the upfront payment of $11.5 million and the royalty obligations. Under paragraph 14 of EITF No. 00-21, the amount allocable to a delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount). The Company determined that the royalties are contingent upon future performance and are not allocable to the deliverable until the events that give rise to the contingent consideration occur. Of the $11.5 million upfront payment, $2.5 million was considered a prepayment of GSK’s initial royalty obligations as the Company contractually agreed to waive the first $2.5 million of royalties earned under the license and distribution agreements to support GSK’s initial launch costs. The $2.5 million was recorded as deferred revenue and is being recognized as revenue when the royalties are earned. The remaining $9.0 million was allocated to the data transfer obligation and product supply obligation, which were determined to be a single unit of accounting. The $9.0 million was recorded as deferred revenue and was amortized to revenue on a straight-line basis over an 18-month period which represented the longer of the term of six months associated with the data transfer obligation under the license agreement and the term of 18 months associated with the product supply obligation under the distribution agreement. The Company completed the product supply obligation under the distribution agreement in May 2009. The 18-month period represented the period of the Company’s significant involvement under the license and distribution agreements, and the Company has no further significant obligation under these agreements.

September 22, 2009

Schedule 14A filed April 24, 2009
Compensation Discussion and Analysis
Annual Cash Bonuses, page 19
3.	We note your statement on page 19 that payments for executive officers under the company’s 2008 bonus plan were based “100% on achieving established corporate goals.” We also note your statement on page 20 that the corporate goals “included the achievement of performance targets related to [the company’s] year-end financial results (including total revenues, revenues associated with product promotion and net loss), [the company’s] fourth quarter financial results (including results of operations and operating cash flow) and the addition of a marketed or late-phase product through a co-promotion or acquisition transaction.” This description of corporate goals does not provide sufficient detail. For example, you state that there was a performance target related to total revenues but do not state how much in total revenues the company sought to attain. Please provide us with proposed disclosure to be included in your next proxy statement identifying and quantifying, as applicable, each specific corporate goal established by the compensation committee for the 2009 fiscal year. To the extent the company’s corporate goals include threshold, target and maximum amounts, please include such information for each individual goal component.
     Santarus response:
     The Company respectfully acknowledges the Staff’s comment and confirms that it intends to disclose the actual performance goals in the Company’s next proxy statement, including targets (and, if applicable, threshold and maximum amounts) on which payments under the 2009 bonus plan are based. However, if disclosure of specific goals would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, then the Company will not disclose specific targets, but will instead disclose how difficult it would be for the named executive officer or how likely it will be for the Company to achieve the undisclosed factors or targets.
     Set forth below is an example of the proposed future disclosure with respect to compensation decisions related to the 2009 bonus plan for fiscal year 2009, assuming amounts are payable as a result of the attainment of the performance goals under the 2009 bonus plan. This proposed disclosure is intended to provide an example of the level of disclosure the Company would provide in response to this comment in future Definitive 14A filings. Please note that this disclosure could change if the criteria and methodologies employed in making future compensation decisions are different from those assumed in the proposed disclosure.
     In addition, as discussed with Laura Crotty of the Staff by telephone on September 15, 2009, for competitive reasons, the Company does not wish to disclose in this correspondence the detailed non-financial performance goals under the 2009 bonus plan, which relate to regulatory and clinical trial targets. However, the Company expects to disclose the actual performance target for each of these non-financial performance goals in the next proxy statement. Accordingly, the general descriptions (indicated by an asterisk (*) below) are merely provided as placeholders at this time, and are expected to be replaced in the next proxy statement with a more detailed description of the applicable regulatory and clinical trial performance goals.

September 22, 2009

     “Our executive officers, as well as all of our other employees (with the exception of our field-based commercial employees), were eligible to receive annual cash bonuses pursuant to our 2009 bonus plan.
     Payments for executive officers under our 2009 bonus plan were based 100% on achieving established corporate goals (rather than on achievement of individual goals) and were determined as a percentage of each executive officer’s base salary. We believe that by basing the potential bonus payments for executive officers solely on achievement of corporate goals, we ensure that each executive officer’s performance is fully aligned with the overall executive team and company objectives, as well as focused on increasing stockholder value by providing incentives for corporate performance. The performance goals are established each year so that in the board’s and compensation committee’s determination they are not substantially certain to be attained absent strong performance by the executive officers and the company as a whole.
     Under the terms of our 2009 bonus plan, the target bonus for Mr. Proehl, our President and Chief Executive Officer, was 50% of base salary, and the target bonus for each of our other executive officers was 35% of base salary. The target bonus percentage amounts were established through an analysis that included a review of third party survey data for our peer companies. As described above, when reviewing the third party survey data, the compensation committee (and the independent members of our board of directors, with respect to Mr. Proehl) considered whether total cash compensation for our executive officers generally targeted the 50th percentile of the total compensation paid to executives holding comparable positions within our peer companies, in the case of the target bonuses, assuming our executive officers fully achieve the corporate performance goals established by our board. Each executive officer was then eligible to receive a bonus ranging from zero to 150% of his or her target bonus, based on the level of the company’s achievement of its corporate performance goals for the 2009 fiscal year, which goals were established by our board at its scheduled meeting in February 2009.
At its scheduled meeting in February 2010, the independent members of the board assessed the company’s performance during the 2009 fiscal year against the following corporate performance goals:
•	Total revenue of at least $___ million (weighted ___%);

•	Income before tax of greater than $___ million (weighted ___%);

•	[Achievement of a specified regulatory milestone (weighted ___%)]*;

•	[Achievement of an additional specified regulatory milestone (weighted ___%)]*; and

•	[Achievement of a clinical trial milestone (weighted ___%)].*
     Based on achievement against the goals the independent members of the board determined that the 2009 corporate goals were achieved at a ___% level. In reaching this determination, the board assessed our performance compared to each of these goals, including our total revenue for the year ended December 31, 2009 of $______ million, our

September 22, 2009

income before tax for the same period of $____ million and our [complete / partial / lack of achievement] of the [regulatory and clinical trial goals]*.
     As a result of the board’s determination, for the 2009 fiscal year, Mr. Proehl received a bonus of $___, which was equal to approximately ___% of Mr. Proehl’s base salary, and each of our other named executive officers received bonuses equal to approximately ___% of their respective base salaries. The specific amounts of the cash bonuses awarded to our named executive officers for the 2009 fiscal year are reflected in the Summary Compensation Table.”
Long-Term Incentives, page 20
4.	We note your statement on page 21 that certain options granted to the company’s named executive officers in 2008 will vest “only upon attainment of performance targets relating to the company’s achievement of specific financial results prior to May 31, 2011.” Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
•	A discussion of the referenced performance targets; and

•	A discussion of how the level of achievement of each target will affect vesting of the options.
Confirm that you will discuss the level of achievement of each of the targets. To the extent that the performance targets are quantified, the discussion in your proxy statement should also be quantified.
     Santarus response:
     The Company respectfully submits that it will revise the disclosure in its next proxy statement to include the referenced performance targets to the extent such performance targets have been attained and vesting has occurred during the 2009 fiscal year, as further described below.
     By way of background, during the 2008 fiscal year, the Company’s executive officers were each granted options to purchase a number of shares of the Company’s common stock, subject to performance-based vesting. These options were structured to vest only upon attainment of two performance targets relating to the company’s achievement of specified financial results prior to May 31, 2011. Fifty percent of the option shares vest upon attainment of each of the performance targets. The performance targets specifically relate to attaining a specified level of net income over a two quarter period and attaining another financial target. In August 2009, the net income performance target (achievement of net income in two consecutive quarters totaling at least $2 million) was attained and 50% of the option shares became vested. The remaining option shares will become vested if the remaining financial performance target is attained prior to May 31, 2011. The Company disclosed the attainment of the net income performance target and related vesting in Form 4 filings, which were filed in August 2009. The Company intends to include similar disclosure in its next proxy, as further described below.
     The Company does not believe that disclosure of the remaining financial target prior to attainment and vesting of the shares is required under the proxy rules, since such target is forward looking and relates to compensation not yet earned. Rather the remaining target will be disclosed when reporting compensation for the year in which such vesting occurs, if ever. Disclosure of the Company’s internal projected financial targets prospectively would not provide shareholders with additional material insight into the Company’s compensation arrangements or the compensation for the last fiscal year beyond what

September 22, 2009

the Company already discloses in its proxy, but could materially harm the Company by assisting its competitors in assessing the Company’s costs, strategies, and cash flow, to the Company’s competitive disadvantage.
     We also submit that the disclosure of the Company’s internal projected targets that are the basis for awards not yet earned may be misleading to investors and others and would result in the Company providing guidance to the street about its financial expectations, which places additional burdens on the Company and has unfavorable and unintended consequences. As a public company, the Company periodically provides certain information and guidance regarding its business and results of operations. Its targets for incentive purposes may or may not coincide with the Company’s actual or expected performance and resulting guidance. Investors and others would not have access to all of the information related to the development of those specific internal targets such that disclosure of these may lead investors and others to make various assumptions about the Company’s business that may not be accurate and lead to confusion regarding the actual expected results. Moreover, if these targets are in the public domain prior to completion of the performance period and the Company fails to achieve them, it is more likely that the Company’s stock price will be more volatile and this could, in turn, adversely affect the Company’s ability to compete for executive talent and could involve the Company in expensive litigation or disputes.
     Set forth below is an example of the proposed disclosure for the Company’s next proxy, assuming there is no further vesting of the options during the 2009 fiscal year:
     “In addition, Mr. Proehl was granted an option to purchase 80,000 shares of our common stock in March 2008, subject to performance-based vesting, and each of our other named executive officers was granted an option to purchase 40,000 shares of our common stock in March 2008, subject to performance-based vesting. These options are structured to vest only upon attainment of two performance targets relating to the company’s achievement of specified financial results prior to May 31, 2011. Fifty percent of the options become vested and are only exercisable upon attainment of each of the performance targets. During the 2009 fiscal year, 50% of the options became vested and exercisable upon attainment of a performance target requiring net income in two consecutive quarters totaling at least $2 million. The remaining portion of the options will become vested and exercisable if the remaining performance target related to achievement of specified financial results prior to May 31, 2011 is attained. The compensation committee believes that performance-based equity awards linked to attainment of performance targets, and which have value only if the Company’s stock price appreciates following the date of grant of the awards strongly align executive compensation with Company performance.”
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Results of Operations
Comparison of Six Months Ended June 30, 2009 and 2008
Product Sales, Net, page 18
5.	Please expand your disclosure regarding the increase in sales of Zegerid to separately quantify the increases attributable to unit volumes and price increases. Refer to Item 303(a)(3)(iii) of Regulation S-K.

September 22, 2009

     Santarus response:
     The Company respectfully acknowledges the Staff’s comment and submits that in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, the Company will provide additional disclosure in Results of Operations — Comparison of Nine Months Ended September 30, 2009 and 2008 — Product Sales, Net. Set forth below is an example of the proposed future disclosure as compared to disclosure from the Company’s Quarterly Report for the quarter ended June 30, 2009 (with additions shown in bold text and with deletions shown in ~~strikethrough~~ text).
     “Comparison of Six Months Ended June 30, 2009 and 2008
     Product Sales, Net. Product sales, net were $55.6 million for the six months ended June 30, 2009 and $43.4 million for the six months ended June 30, 2008 and consisted of sales of Zegerid Capsules and Zegerid Powder for Oral Suspension. The $12.2 million increase in product sales, net was ~~primarily attributable to an increase in the sales volume of Zegerid Capsules as well as increased average selling prices~~ comprised of approximately $9.2 million related to an increase in the sales volume of our Zegerid products primarily driven by Zegerid Capsules, as well as approximately $3.0 million related to increased average selling prices. For the six months ended June 30, 2009 as compared to the six months ended June 30, 2008, the amount of rebates, chargebacks and other discounts has grown primarily as a result of increased sales of our Zegerid products and increased utilization under contracts with various managed care organizations and governmental organizations relating to Medicaid and Medicare.”
***
     We appreciate the time that you have taken to review the Company’s public filings. Please contact me at (858) 523-5435 if you have any questions.

Sincerely,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Staci Shannon, U.S. Securities and Exchange Commission
Laura Crotty, U.S. Securities and Exchange Commission
Debra P. Crawford, Santarus, Inc.
Carey J. Fox, Santarus, Inc.
Daniel Kleeberg, Ernst & Young LLP